

August 2, 2013

<u>Via E-mail</u>
Mr. Michael D. Queen
Chief Executive Officer
Universal Capital Management, Inc.
2601 Annand Drive, Suite 16
Wilmington, DE 19808

Re: Universal Capital Management, Inc.
Amendment No. 2 to Form 10-K for the Fiscal Year Ended April 30, 2012
Filed June 27, 2013
File No. 000-51132

Dear Mr. Queen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended April 30, 2012</u>

<u>General</u>

1.   We note that you have recently filed amended Form 10-Q's for the periods ending July 31, 2011, October 31, 2011 and January 31, 2012 that were not previously reviewed by the an independent registered public accounting firm. We also note that the quarterly reports subsequent to these periods have also not been reviewed by an independent registered public accounting firm as disclosed in each respective Form 10-Q. Please tell us if and when you will amend the quarterly filings.

<u>Item 7. Management's Discussion and Analysis of Financial Condition, page 3</u>

2.   We note your disclosure on page 3 that, as a result of the significant working capital deficit, you do not have sufficient cash resources or current assets to pay your

obligations. In future Exchange Act periodic reports, please revise your disclosure to describe how your significant solvency and liquidity issues impact your business and your plans for addressing your inability to pay your obligations. Please also revise your risk factors, as applicable.

Results of Operations, page 3

3.   In future Exchange Act periodic reports please consider revising your discussion and analysis of the results of operations to include a robust discussion of any known material trends, events, and uncertainties related to your results of operations, rather than merely reciting financial statement information in narrative form. It would also be helpful to include a discussion of key variables, such as industry specific metrics, and financial measures management utilizes in managing each segment of the business. Refer to Item 303(a)(3) of Regulation S-K and Release No. 33-8350 (MD&A Interpretive Release).

Item 9.A. Controls and Procedures, page 5

4.   In future Exchange Act periodic reports, please update your disclosure as appropriate to disclose any specific plans, including timing, regarding the hiring of sufficient full-time accounting staff, including an Accounting Controller or CFO. In addition, please specifically discuss any procedures that have been implemented to mitigate the material weakness.

Note 1 – Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Investments, page F-8

5.   We note that a majority of your securities are available for sale and carried at fair value. In future filings please include disclosures in accordance with ASC 320-10-50-2 or tell us why you believe they are not required. Also, in your response show us the disclosures you will provide in future filings.

6.   Please tell us the nature and cause of the impairment to your available for sale securities in 2011.

Note 4 – Income Taxes, page F-14

7.   Please explain to us why the amounts for income taxes at U.S. federal income tax rate disclosed in the income tax rate reconciliation are not equivalent to the federal statutory income tax rate of 34% disclosed in the paragraph preceding the reconciliation. Refer to ASC 740-10-50-12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or Jennifer Gowetski, Staff Attorney, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief